FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 23 July 2004

Financial Calendar 2005

Fortis has set the dates for publications in 2005. Press releases and presentations will be available on the Fortis Internet site from 7.30 am. The press conferences and analyst meetings can be followed live by phone, or via our website www.fortis.com.

Annual Results 2004	10 March	Press release (7.30 am) Press conference (10.30 am) Analyst meeting (3.00 pm)
Publication Annual Report 2004	7 April	Available on www.fortis.com
General Shareholders' Assembly	25 May	Brussels (9.30 am) Utrecht (2.30 pm)
Results first quarter 2005	25 May	Press release (7.30 am) Conference call for press (8.30 am)
	26 May	Conference call for analysts (3.00 pm)
Results first half-year 2005	25 August	Press release (7.30 am) Press conference (10.30 am) Analyst meeting (4.00 pm)
Results first three quarters 2005	23 November	Press release (7.30 am) Conference call for press (10.30 am) Conference call for analysts (3.00 pm)

NB: all times indicated are local.

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis is an integrated financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 23.6 billion (30/06/2004) and around 53,000 employees, Fortis ranks in the top 20 of European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position which it aims to develop and bolster. Fortis is drawing on the expertise it has acquired in its home market to realize its European ambitions via growth platforms. Fortis also operates successfully worldwide in selected activities. In specific countries in Europe and Asia it effectively exploits its know-how and experience in bancassurance. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com

Press Contacts:

Brussels: 32 (0)2 565 35 84 *Utrecht:* 31 30 257 65 49

Investor Relations:

Brussels: 32 (0)2 510 52 28 *Utrecht:* 31 30 257 65 46